

Mail Stop 3010

September 2, 2009

Mr. Halden Shane
Principal Financial Officer
TOMI Environmental Solutions, Inc.
9454 Wilshire Blvd., Penthouse
Beverly Hills, CA 90212

      Re: TOMI Environmental Solutions, Inc.
                Form 10-K for the year ended December 31, 2008
                File No. 0-09908

Dear Mr. Shane:

We have completed our review of the above referenced filing and have no further comments at this time.

                Sincerely,

                Kevin Woody
                Branch Chief